Exhibit 99.A6
Certificate Of Formation
of
Invesco PowerShares Capital Management LLC
1.	The name of the limited liability company is Invesco PowerShares Capital Management LLC.

2.	The address of the registered office in the State of Delaware is 1209 Orange Street, in the City of Wilmington, 19801, County of New Castle. The name of the registered agent at such address is The Corporation Trust Company.
     IN WITNESS WHEREOF, the undersigned has executed this Certificate of Formation of Invesco PowerShares Capital Management LLC this 7th day of February, 2003.

/s/ Ilene Nemeroff
Ilene Nemeroff
Authorized Person